FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Announces Resignation of Director and Election of New Board Member

SHANGHAI, China, August 30, 2007 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that Mr. Shan Li retired from the Company’s Board of Directors at the 2007 annual shareholder meeting held on August 30, 2007 in Shanghai. Filling this vacancy, Dr. Xiao Yue Chen was nominated and elected as an independent member to the Board of Directors.

A director since 2004, Mr. Li chose not to seek re-election in order to focus more time on his current business pursuits. He is a founding partner of San Shan Limited Partners, a private equity firm.

“Shan’s dedicated service and deep insights have greatly benefited our company. We wish him the very best,” said Rick Yan, President, Chief Executive Officer and Director of 51job.

Dr. Xiao Yue Chen is the Director of the Institute of Accountancy of Tsinghua University, a senior consultant of Beijing National Accounting Institute, a member of the Standing Committee of Accounting Society of China and the Vice President of the China Appraisal Society. He was the former President of Beijing National Accounting Institute, Associate Dean of the School of Economics and Management of Tsinghua University and Dean of the Department of Accounting of Tsinghua University. Dr. Chen also serves as an independent director of China Shenhua Energy Company Limited, China Unicom Limited and Yunnan Baiyao Group Company Limited. Dr. Chen holds Bachelor, Master and Ph.D degrees in Engineering, all from Tsinghua University.

“We warmly welcome Dr. Chen to the Board,” said Mr. Yan. “Dr. Chen’s extensive knowledge and experience will no doubt be a great asset to 51job as we continue to grow our business.”

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.